News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 20, 2023

Seabridge Gold Expands Iskut's Bronson Slope Deposit

Updated resource estimate awaited for Bronson Slope deposit

Deeper drilling on Bronson pipe confirms porphyry target

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) reports today on the Bronson Slope drilling program at its 100% owned Iskut property in Northwestern B.C.'s Golden Triangle. Results are confirming an extensive area of magmatic-hydrothermal alteration sourced from the high fluid flux of a porphyry mineral system that generated the unusually large explosive breccia pipe discovered in 2022 and the intermediate epithermal occurrence that expands the known Bronson Slope copper-gold deposit.

The 2023 Bronson Slope program was designed to evaluate simultaneously the potential to expand the Bronson Slope resource and test at depth for its source.  Results identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. This is our second news release on Iskut 2023 exploration results; last week we released a report on our first drill program on the Snip North target (see here).

Seabridge Chairman and CEO Rudi Fronk commented: "One of the concepts that led us to acquire the Iskut Project was the expectation that a larger epithermal mineral deposit could potentially be preserved at Bronson Slope. This expectation has been confirmed but as we have learned more about this occurrence, we have become more convinced and excited about the potential to find its source porphyry. Next year's program will aim to integrate the upside at Bronson Slope with our hypothesis of a regional structurally-controlled porphyry district encompassing the entire Iskut project."

Drilling adjacent to, and mainly east of, the Quartz-Magnetite Breccia Pipe (QMBX), discovered in 2022, provided information on the potential to expand the existing Bronson Resource. Across this part of the project area, we encountered a clear upper zone hosted by a Triassic sedimentary section characterized by hornfels, bedded arkose and mudstone. Superimposed on this upper zone of thermally metamorphosed rock is a hydrothermal alteration including pyrrhotite-biotite-sericite and abundant carbonate tension gashes.  Localized areas in this part of the system contain abundant sphalerite.  This alteration style gives way to a lower zone of intensive sericite-pyrite-carbonate where gold grades are extensive.

This lower zone shows limited thermal metamorphism, possibly due to the intense texturally destructive alteration. Narrow zones of nearly massive sulfide (from 60 to 95 percent sulfide minerals) contain pyrite, sphalerite, chalcopyrite, galena and bornite which likely represent feeder structures. This discovery touches on one of the enduring enigmas of the Iskut property: the McFadden boulder field, a train of large, massive sulfide boulders with ultra-high base and precious metal grades which, until now, has had no counterpart to in-place mineralization.

Our 2023 drilling included some deeper holes to evaluate the source of the QMBX.  These holes have provided more control on the geometry of the breccia zone.  We are seeing narrow intervals of intrusive rocks at depth and within the breccia, but we have not yet identified the source intrusion for the QMBX. We continue to believe all the mineralizing phenomena at Bronson Slope are the result of a specific magmatic porphyry intrusion that gave rise to the breccia pipe and whose fluids evolved to generate the overlying epithermal system including its massive sulfide occurrences. This view encourages us to plan for an intensive deeper drill program for 2024.

Results from the 2023 drill program at Bronson Slope include:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Copper (%)	Silver (g/t)
SBS-23-11	906.4	72.0	171.0	99.0	0.61	0.03	3.4
		246.0	312.5	66.5	0.45	0.03	3.8
		800.0	810.0	10.0	6.36	0.02	4.7
SBS-23-12	908.0	370.6	394.1	23.5	1.32	0.23	21.9
		494.6	522.6	28.0	0.82	0.02	1.9
		742.5	813.0	70.5	0.36	0.01	2.0
		incl. 742.5	751.1	8.6	1.46	0.02	6.7
SBS-23-13	896.1	351.1	458.6	107.5	0.48	0.03	12.7
		incl. 368.1	384.1	16.0	1.43	0.08	41.6
		555.5	741.5	186.0	0.24	0.03	6.4
		incl. 577.5	584.5	7.0	0.68	0.14	50.9
		and 608.5	619.8	11.3	0.44	0.11	11.9
SBS-23-14	597.1	No significant intercepts
SBS-23-14	597.1	No significant intercepts
SBS-23-16	1063.9	323.7	330.5	6.8	1.23	0.08	22.7
		387.1	544.0	156.9	0.34	0.04	3.7
		incl. 387.1	427.2	40.1	0.56	0.10	12.2
		569.5	620.4	50.9	0.33	0.03	8.3
		763.5	835.5	72.0	0.59	0.08	24.4
		incl. 763.5	774.7	11.2	2.63	0.40	120.2
		996.0	1004.0	8.0	2.13	0.06	33.3
SBS-23-17	1063.9	382.6	819.9	437.3	0.36	0.03	6.1
		incl. 534.9	549.9	15.0	1.12	0.04	4.8
SBS-23-18	1146.9	438.4	990.2	551.8	0.36	0.02	2.6
		incl. 438.4	452.0	13.6	1.93	0.04	5.1
		873.4	882.0	8.6	2.26	0,02	2.7
		1119.3	1141.0	21.7	0.51	0.02	6.7
SBS-23-19	1357.3	168.0	420.0	252.0	0.87	0.02	29.2
		incl. 363.5	410.0	46.5	1.66	0.02	3.4
SBS-23-20	833.4	344.9	686.4	341.5	0.36	0.05	11.4
		incl. 504.6	527.1	22.5	0.60	0.09	15.3
		642.9	658.0	15.1	0.52	0.19	39.4
SBS-23-21	835.0	490.7	811.1	320.4	0.49	0.03	3.1
		incl. 721.1	728.6	7.5	1.32	0.08	4.0
		and 769.7	788.1	18.4	1.41	0.04	3.1
SBS-23-22	741.4	382.0	446.1	64.1	0.26	0.01	4.7
		527.1	639.3	112.2	0.29	0.03	8.3
		incl. 598.5	618.3	19.8	0.38	0.07	22.2
SBS-23-23	1306.9	150.2	270.7	120.5	0.58	0.02	2.7
		incl. 197.2	207.2	10.0	1.81	0.03	12.4
		542.6	576.6	34.0	0.34	0.18	4.4
SBS-23-24	561.9	222.8	228.6	5.8	0.70	0.25	17.7
SBS-23-25	474.4	3.1	213.4	210.3	0.27	0.04	3.2
		279.4	309.4	30.0	0.26	0.16	6.8
SBS-23-26	539.9	114.9	197.9	83.0	0.20	0.12	2.2
SBS-23-27	933.5	432.4	478.0	45.6	0.64	0.06	18.3
		incl. 454.2	468.9	14.7	1.24	0.14	45.4
		585.4	899.9	314.5	0.34	0.04	6.1
		incl. 875.6	886.4	10.8	1.14	0.21	60.4

Results to date are early stage, however most of the zones have been intercepted perpendicular to bedding that may have provided a primary control on the true width of the epithermal mineralization. Establishing the orientation of the mineral zones is still in progress; additional studies and drilling are required to confirm true widths of mineralization. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes inserting blind blank, duplicate and certified reference standards into the laboratory submissions. Assays methods were a 30-gram FA in conjunction with 35 element ICP-ES, at Bureau Veritas laboratory in Vancouver B.C. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President, Exploration of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the aim of integrating the upside at Bronson Slope with the Company's hypothesis of a regional structurally-controlled porphyry district encompassing the entire Iskut project; (ii) the narrow zones of nearly massive sulfide likely representing feeder structures; (iii) all the mineralizing phenomena at Bronson Slope being the result of a specific magmatic porphyry intrusion that gave rise to the breccia pipe and whose fluids evolved to generate the overlying epithermal system including its massive sulfide occurrences; (iv) the completion of an updated resource estimate in respect of the Bronson Slope area of the Iskut Project; and (vi) timing and extent of the work to be performed in work programs in 2024.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the identified regional trend not being indicative of the presence of multiple porphyry deposits; (iii) the assumed presence of and continuity of metals at the Project between drill holes, including at grades estimated in the mineral resource estimate and the other assumptions underlying the resource estimate; and (iv) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.com